
06012615

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Harris Steel Group

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**FORMER NAME

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FILE NO. 82- 34928 FISCAL YEAR 12-31-05

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DAT : 4/18/06

HARRIS
STEEL GROUP INC.

RECEIVED
2006 APR 17 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

Annual Report



Sound Transit column, Seattle

We fabricated the rebar for the complex column pictured here in two stages of erection. The column is part of an elevated guideway which will raise the new Sound Transit light rail transit system above grade, and allow the transit to run parallel to the freeway. We started work on the elevated guideway in 2005, and expect that work will continue into 2008.



Calgary Courts Centre scale and detail

These two pictures show both scale and detail of the Calgary Courts Centre, which is a $300 million project that will be the largest of its kind in Canada, and the third largest Courts Centre in North America. The North Tower has 25 floors, and the South Tower has 21 floors. Each tower is reinforced by the complex rebar cages shown in detail here, with the North Tower containing 69 cages per floor, and the South Tower, 72 cages per floor. We started work in the third quarter of 2004 and expect to complete our work during the second quarter this year.



ON THE BACK COVER

Our Laurel Steel operations process cold-finished bar, wire rod and welded mesh. Laurel's customers produce a variety of products from these materials, which we've shown on the back cover. The items are shown resting on two shelving grids, one of which is mesh used for shelving and general industrial applications, and the other of which is galvanized mine mesh. The items on the mesh are component parts including pneumatic and hydraulic fittings, automotive components including transmission, fuel injector and axle parts, computer and peripheral parts and electrical components.

Photos continue on inside back cover.

About Harris Steel Group

Harris Steel Group Inc. ("Harris Steel") is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers primarily involved in single family residential construction.

Harris Steel became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

Annual Meeting

We invite all shareholders to attend the annual meeting Thursday, May 18, 2006 at 3:00 p.m. at the National Club, 303 Bay Street, Toronto, Canada.

Years ended December 31

(Dollars in thousands except per share amounts)

	2005	2004
Operating results		
Sales	$ 1,013,197	$ 731,537
Earnings before income taxes	112,443	110,124
Earnings for the year	64,090	71,478
Per share		
Earnings for the year	$ 2.38	$ 2.67
Dividends	0.37	0.195
Shareholders' equity (book value)	12.15	10.16
Average shares outstanding	26,924,320	26,816,943
Shares outstanding - at year end	26,924,320	26,924,320
At year end		
Total assets	$ 549,558	$ 423,871
Working capital	276,802	242,200
Shareholders' equity	327,187	273,567
Number of employees	2,284	1,597

I'm pleased to report earnings of $64.1 million for the year 2005. These results include an earn-out gain of $1.4 million from the sale of a 50% interest in our reinforcing operations in the United States to Nucor. In 2004, we reported earnings of $71.5 million including gains of $9.2 million on the Nucor transaction. Excluding the effects of the Nucor gains in both 2004 and 2005, these represent record earnings performance. This year saw a significant rise in capital expenditures from $9.7 million to $37.9 million, as we took advantage of several internal and external growth opportunities. Our balance sheet nonetheless remains very strong. Shareholders' equity has grown to $327.2 million from $273.6 million. Debt is 13% of total assets and is directly attributed to increases in working capital to support the significant volume gains we experienced in 2005. Consistent with our policy of returning excess capital to our shareholders, we increased our quarterly dividend payments by 50% in March, and then by another 11% in December of 2005. This followed the quadrupling of the dividend that took place in June of 2004.

Many of us in the steel industry assumed that we would never witness anything as remarkable as 2004. In that year, we saw the competition for scarce metallic inputs and a consolidating steel industry produce acute shortages up and down the steel chain which in turn raised steel prices at a dizzying pace. Our markets responded with rational exuberance. We all bought every pound of steel we could lay our hands on because tomorrow morning that pound of steel would cost even more. As the year 2005 began, steel markets woke up to their "emperor has no clothes" moment and realized that steel prices were not going to grow to the sky after all. Once again our industry responded rationally if again exuberantly. We all began liquidating inventory at a furious pace because steel prices were now falling like a stone. I've been in the steel business 32 years and so far this was just déjà vu all over again. Every time that we had previously seen a shortage of steel and the accompanying spike up in pricing, we would then see a large scale inventory liquidation. Steel pricing would then plummet well below break even levels and approach the marginal cost of production. Then in the spring of 2005, something truly astounding happened. Prices stabilized. In fact, for the average producer, prices stabilized well above full cost. In my opinion, this was as remarkable a turn of events as all of 2004 and was driven by the same underlying forces of scarcity and consolidation. If 2004 didn't prove to you that we have entered a long term sellers' market for steel, then 2005 should. As I argued last year, this is a very favourable environment for our company and one of the principal reasons we are reporting record operating results for the year.

These macro forces played out differently in each of our business segments. In reinforcing products, the supportive margin environment has been buoyed by strong and growing demand. These conditions allowed us to post record results in this segment and are continuing into the New Year.

Our industrial products group faced considerable headwinds for much of the year. In this segment, unlike reinforcing products, we hold inventories well in excess of orders and as a result, our second and third quarters in particular faced margin pressure as we carried high price steel into a falling market. The continued strengthening of the Canadian dollar against the U.S. dollar has been a negative force on industrial product margins insofar as we are an exporter to the U.S. The strong Canadian dollar also invites increased import pressure on our domestic markets.

It's early days for our trading and distribution segment as this group is comprised of a rapidly growing startup in rebar wholesaling and a trading business that we do not have longstanding experience to draw on. I'm optimistic, however, that by first quarter of 2006, this segment will be clearly demonstrating why we think these businesses represent attractive investment opportunities.

I received a Christmas card this year that made a strong impression on me. The sender wrote that he gets to work with heroes. I feel the same way. My heroes are all the people who I work with at Harris Steel Group. I get to see the integrity, intelligence, heart and energy they bring to the game every day. They are our greatest asset and on behalf of all of the shareholders, I want to thank each and every one of them.



John Harris

Chairman of the Board and C.E.O.
Toronto, Canada, March 8, 2006

The following management's discussion and analysis of results of operations and financial condition ("MD&A") of Harris Steel Group Inc. ("Harris Steel", "We", "the Company" or "Harris") provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004, including the notes thereto and the MD&A filed for the year ended December 31, 2004. All dollar references in this report are in Canadian dollars unless otherwise stated. This MD&A was prepared as at March 8, 2006, with a Subsequent Event added March 15, 2006.

Forward-Looking Statements

This commentary and the Annual Report for the year ended December 31, 2005 contain forward-looking statements reflecting management's expectations regarding future results of operations, economic performance and financial condition of the Company. We wish to caution the reader that the outcome of any number of factors, including those risk factors described in this commentary, the Company's Annual Information Form ("AIF") and the Annual Report could affect the Company's actual results and could cause such results to materially differ from those expressed in any forward-looking statements. We do not undertake to update any forward-looking statements.

Additional information is provided in the Company's AIF, which together with other information relating to the company may be obtained from SEDAR at **www.sedar.com** or from our website at **www.harrissteel.com**.

Overview

Harris Steel is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily for use in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. At December 31, 2005 and at the date of this report, 26,924,320 shares are listed on the Toronto Stock Exchange under the symbol HSG.

Overall Performance

Earnings for 2005 were $64.1 million, or $2.38 per share, compared to $71.5 million, or $2.67 per share, in 2004. In 2004, earnings included gains of $9.2 million, or $0.34 per share, on the Nucor transaction detailed in our 2004 MD&A and in Note 11 to this year's consolidated financial statements. Earnings in 2005 included earn-out proceeds of $1.4 million, or $0.05 per share, also pursuant to the Nucor transaction. Excluding these gains from both years, earnings per share for 2005 were $2.33 compared to $2.32 for 2004. For 2005, earnings before the gain on the Nucor transaction and before income tax of $111.0 million established a new record, and were 10.0% higher than the comparable value of $100.9 million recorded in 2004. In 2005, a significantly higher proportion of earnings was derived from the U.S. reinforcing products operations, whose results are shared 50% with Nucor and accounted for by deduction for non-controlling interest. As a result, the after-tax earnings are comparable year-over-year as noted above. In 2005, there was a significant shift in the proportion of sales and pre-tax earnings represented by each of the Reinforcing Products and Industrial Products segments. In addition, we established a Steel Trading and Distribution segment in 2005, comprised of a start-up reinforcing steel distribution business and the acquisition of a 75% interest in an established Swiss-based steel trading business which had been an important supplier to us over the last 10 years. The Steel Trading and Distribution operations will be discussed in detail in the Results of Operations by Segment section.

Last year, in our 2004 MD&A, we stated that we saw our environment transitioning from a "buyers' market" for steel to a "sellers' market" for steel. In the conditions that characterized the buyers' market environment that prevailed throughout most of our public company history from 1967 to 2003, spikes in the price of steel from our supplier mills reflected steel shortages or perceived steel shortages, and were very short-lived. As evidenced by historical price charts, for example, these periods of high prices typically lasted for less than one year, with good examples occurring in 1994 and 1999. When the shortage or perceived shortage ended, the market's reaction was typically immediate and aggressive, often driving steel prices toward the marginal cost of production of the steelmakers, with prices returning to the level that prevailed before the spike. This can be seen in the dramatic price declines that occurred in 1995 and 2001, for example. Starting in 2003 and continuing through 2004, we experienced a major shift to a sellers' market for steel. The first indication was that the steel shortage conditions lasted longer than in previous cycles, but equally importantly, in 2005, we saw the end of steel market shortages followed by price corrections. The price corrections were atypical in the sense that they stopped well short of approaching the marginal cost of production for steelmakers, and prices have since stabilized at levels substantially above those prevailing before the shortages. In this sense, 2005 was perhaps even more anomalous than 2004, and it indicates to us that the sellers' market environment persists. We continue to view this trend as favourable to us.

In 2005, we added to our Reinforcing Products Group operations, both by acquiring new businesses and by developing new facilities and adding capacity to existing ones; however, we also dealt with adverse conditions in our Industrial Products Group markets. Finally, we launched a reinforcing products distribution business and entered the steel trading market. We will discuss each of these operations in greater detail in our Description of Operations by Segment and our Outlook sections.

In our 2004 Annual Report, we indicated that shareholders should expect their return of capital in the form of a sustainable stream of dividends that will increase with the growth of our profitability. In 2005, following the quadrupling of the dividend in 2004, we increased the quarterly dividend rate twice, from $0.06 to $0.09 for the quarter ended March 31, 2005, and again to $0.10 for the quarter ended December 31, 2005.

Shareholders' equity at December 31, 2005 of $327.2 million increased by $53.6 million, or 19.6% from the December 31, 2004 level of $273.6 million.

Selected Annual Information – Three Years

(Dollars in thousands except per share amounts)

	2005	2004	2003
Sales	1,013,197	731,537	516,742
Earnings	64,090	71,478	4,507
Earnings per share	2.38	2.67	0.17
Dividends per share	0.37	0.195	0.06
Total assets	549,558	423,871	273,583

Results of Operations

The following table shows selected results by reportable segment. The reporting is consistent with the segmented information in Note 12 to the consolidated financial statements for the year ended December 31, 2005. Results for each reportable segment are shown before elimination of intersegment items.

(Dollars in thousands)

	2005	2004	Change
Sales			
Reinforcing Products	**661,735**	478,450	38.3%
Industrial Products	**271,115**	255,962	5.9%
Steel Trading and Distribution	**106,648**	-	N/A
Earnings before income taxes			
Reinforcing Products	**85,324**	49,099	73.8%
Industrial Products	**26,209**	53,360	(50.9%)
Steel Trading and Distribution	**1,025**	-	N/A
Inventories			
Reinforcing Products	**108,254**	99,859	8.4%
Industrial Products	**66,920**	71,958	(7.0%)
Steel Trading and Distribution	**34,855**	-	N/A
Property, Plant and Equipment			
Reinforcing Products	**28,656**	18,199	57.5%
Industrial Products	**41,628**	36,378	14.4%
Steel Trading and Distribution	**203**	-	N/A
Total Assets			
Reinforcing Products	**329,031**	225,964	45.6%
Industrial Products	**146,577**	156,077	(6.1%)
Steel Trading and Distribution	**70,325**	-	N/A

Description of Operations by Segment

The following is to be read in conjunction with the information, particularly risk factors, detailed in the Annual Information Form for 2005, dated March 8, 2006, which is incorporated herein by reference.

1. Reinforcing Products

In the Reinforcing Products, or rebar, operations, we sell at fixed prices for product delivery that can range from weeks to months or even years in the future. A key factor in the 73.8% gain in 2005 segment earnings before taxes is that shipments in 2004 included many projects that had been quoted in 2003 or earlier periods, assuming much lower steel costs. Shipments in fulfillment of this lower priced work (while our raw materials costs rose) had a drag effect on overall rebar earnings, particularly in the first half of the year 2004. Later in the year, higher priced orders were booked and delivered, leading to increased profitability in the rebar segment in the second half of 2004. This trend continued into 2005. Higher sales volumes in 2005 also played a significant role, as tons shipped were up 23% over 2004.

In 2005, Reinforcing Products operations contributed 63.7% of total sales, and 75.4% of earnings before taxes. As a more relevant comparison to prior years, excluding Steel Trading and Distribution sales and earnings in 2005, rebar operations produced 70.9% of total sales and 76.1% of earnings before taxes. During the five years from 2000 - 2004, before Steel Trading and Distribution was established, the average contribution from rebar operations was 65.7% of total sales, and 50.5% of earnings before taxes. The increase in 2005 reflects the relative strength of the rebar operations within Harris Steel Group Inc.

Segment earnings before taxes as a percentage of sales was 12.9% for the year ended December 31, 2005. In the years 2000 - 2004, earnings before taxes as a percentage of sales in the rebar segment ranged from 2.3% in 2003 to 10.3% in 2004, averaging 7.0%. Work performed in 2004 included a much higher proportion of lower priced projects, particularly in the U.S. In 2005, the U.S. operations operated largely without the burden of such lower priced work. Demand remains strong in both the Canadian and U.S. operations.

We operate out of 22 rebar facilities in Canada, and including the Fresno, California operations and the recently opened Portland, Oregon facility, 10 facilities in the U.S. Each of these facilities serves a local market. In most markets, we sell on an installed basis, meaning that we fabricate the rebar and install it ourselves or work with sub-contractors who perform the installation. We bid on and execute a wide variety of construction work, primarily classified as infrastructure (e.g., highways, bridges, reservoirs, utilities, hospitals, schools, airports, and stadiums); we are also active in commercial office building and multi-tenant residential (high-rise) construction, the latter of which accounted for an estimated 20 - 25% of rebar sales in 2005. We do not participate in single family residential construction in a material sense in this segment.

In late January 2005, we completed the purchase of the assets (mainly land and buildings) of Harvard Steel, a former competitor in Seattle, WA. In May and June 2005, we acquired the businesses of four rebar installation companies in Alberta and B.C., all of which had worked with us on a sub-contract basis. These acquisitions and subsequent hiring added over 400 employees to our head count, allowing us to more efficiently manage the shortage of skilled labour that has emerged as a result of the ongoing construction boom in Alberta and B.C. Oil sands development and strong resources markets are providing a competitive labour environment for skilled tradespersons, and we expect this tight labour environment could persist for the foreseeable future.

During the year, we continued to expand our business located in Carson City, Nevada, which we established as a "greenfields" location in late 2004, and we established a Salt Lake City facility in 2005 to serve the Utah and surrounding marketplaces. At our Phoenix location, we improved capacity by completing a major upgrade to materials handling.

Subsequent to year end, effective January 30, 2006, we acquired the Fresno-based assets of Franklin Reinforcing Steel Co., Inc. which gives us a second facility in California. During 2005, the long-awaited Transportation Equity Act funding bill was approved by Congress, and California is a major beneficiary of the bill.

The substantial growth in total rebar assets reflects the much higher levels of accounts receivable resulting from increased sales, as well as additional inventory and the capital additions described above.

2. Industrial Products

In the Industrial Products operations, as distinct from the Reinforcing Products operations, we hold inventory in both raw materials and finished goods form to service the just-in-time needs of Industrial Products customers. Unlike the long cycle from selling to shipping in rebar, our Industrial Products operations have a very short cycle from selling to shipping. To ensure that we can meet customer demands, we always keep inventory that is significantly in excess of orders on hand. Margins are impacted either negatively or positively when steel that has been purchased months earlier gets shipped in a marketplace where selling prices have changed materially.

Because of these characteristics, our Industrial Products operations suffered in 2005, while our rebar operations benefited. Our Industrial Products operations produced 26.1% of total sales and 23.2% of earnings before taxes in the year ended December 31, 2005. This is significantly lower than the contribution in 2004, when the Industrial Products Group produced 34.9% of total sales and 48.5% of earnings before taxes, having realized significant gains derived from the effect of holding inventory in a market where prices were rising rapidly. Earnings before taxes as a percentage of sales were 9.7% for 2005, but experienced significant fluctuation on a quarterly basis as steel pricing fell rapidly and began to recover in the fourth quarter. Quarterly earnings before taxes as a percentage of sales in the segment were as follows:

Q1	13.5%
Q2	8.1%
Q3	4.8%
Q4	12.0%

In 2005, the main trend during the year was one of significant margin contraction through the third quarter, as selling prices dropped significantly within a short period of time. Going forward, variations in the price of steel will continue to have a pronounced impact on margins for the Industrial Products Group, as the operation holds significant inventories.

At our Laurel Steel facility, we added a new drawing line, which provided an increase in automation and capacity. In our industrial grating operations, we expanded our manufacturing facility during the year, adding roughly 33,000 square feet to the Burlington, Ontario facility. Late in 2005, we also opened a new distribution centre in Charlotte, North Carolina.

3. Steel Trading and Distribution

We established the Steel Trading and Distribution business which was reported as a separate segment in the second quarter of 2005. For this partial year, the operations of our Steel Trading and Distribution Group comprised 10.2% of total sales and 0.9% of earnings before taxes. In the second quarter, the segment results reflected Harris Supply Solutions Inc., ("Harris Supply"), and a small earnings adjustment for Novofer S.A., as explained below. We established Harris Supply to distribute reinforcing and allied products primarily to the single family residential and light commercial construction market in the U.S.

In July 2005, we acquired a 75% interest in Novosteel S.A. and its affiliated companies ("Novosteel"). Novosteel is a steel trading business, which procures both long and flat products from international mills, where all purchases are made with prearranged sales. Novosteel had been an important supplier to Harris Steel over the past 10 years, and in recent years, up to 20% of Novosteel's annual sales were to Harris Steel operations, primarily the rebar operations. In early 2005, prior to the acquisition, Novosteel S.A. and Harris Steel formed a small joint venture, Novofer S.A., which carried out purchases for Harris entities in Canada. Post-acquisition, Harris Steel owns 75% of all Novosteel operations.

During the period ended December 31, 2005, the Steel Trading and Distribution segment produced sales of $106.6 million and earnings before taxes of $1.0 million, with the fourth quarter generating the best results. Fourth quarter 2005 sales were $70.7 million and earnings before taxes were $1.0 million. We believe the second and third quarters were negatively impacted by the effects of inventory liquidation by customers, similar to the pricing effects that influenced the performance of our Industrial Products Group in both the second and third quarter. We believe these effects ended after Labour Day, resulting in stronger fourth quarter performances in both the Industrial Products and Steel Trading and Distribution segments. We caution that results of the Steel Trading and Distribution segment are likely to be volatile on a quarter-over-quarter basis, due to the fact that Novosteel's transactions depend upon the ability to match buyers and sellers for a specific product at a specific time, as Novosteel does not usually take inventory positions for its own account. These opportunities can present themselves in erratic patterns, where periods of robust trading activity can be followed by periods of limited activity. Further, for Novosteel, the lead time for delivery of vessels carrying steel may have a large impact on results, particularly in quarters when multiple vessels carrying cargo of up to 15,000 tonnes may be in transit at quarter or year ends. If a ship carrying materials has not yet arrived at its destination and been unloaded, the cargo value is included in the Novosteel inventory until such time as the delivery occurs, at which time the sale is recorded. Shipping times can range from three to eight weeks. At the end of 2005, for example, the inventory value in the Steel Trading and Distribution segment is $34.9 million, most of which is Novosteel in-transit inventory. These in-transit inventories, taken into consideration along with the significant bank indebtedness levels and the value of outstanding letter of credit arrangements disclosed in Note 14 to the consolidated financial statements, are indicators of robust future sales volume.

Description of Operations: Consolidated

Gross operating profit or "gross margin", defined as sales less cost of sales, for 2005 was $172.4 million, an increase of $18.6 million or 12.1% over the 2004 level of $153.8 million. The 2005 gross operating profit as a percentage of sales was 17.0%. In 2004, we established a new record for gross margin, at 21.0% of sales, but we estimated that approximately $19 million or 2.6% of the gross margin came from the positive effects of holding inventory in the Industrial Products Group as prices increased rapidly. It is also important to recognize that from 1995 to 2003, our highest gross margin had been 16.8% in 1999, and the average in the 10 years from 1995 to 2004 was 14.8%. Although our gross margins during the year were well above historical norms, we expect consolidated margins to be negatively impacted by the Steel Trading and Distribution business which is traditionally a lower margin business.

Selling and administrative expenses in 2005 were $49.3 million, up $4.9 million or 11.1% from the selling and administrative expenses in 2004 of $44.4 million. This increase reflects the costs associated with our growth, including increased head count primarily from acquisitions and the initiation of the Steel Trading and Distribution business, as well as higher profit-sharing compensation resulting from higher earnings excluding gains from the Nucor transaction.

Over the past three years, we have seen significant strengthening of the Canadian dollar against the U.S. dollar, as exchange rates declined from Cdn$1.58 at the end of December 2002 to Cdn$1.16 at the end of December 2005. In 2005, the exchange rate declined from Cdn$1.20 in January to Cdn$1.16 in December. Results for 2005 included a $2.1 million foreign exchange loss. The foreign exchange losses reported on our income statement derive primarily from the translation of U.S. denominated net working capital items in integrated foreign subsidiaries. The trend of the strengthening Canadian dollar continues to present the risk of further potential foreign exchange translation losses, and we do not engage in foreign exchange derivative instruments to hedge this risk.

The most significant foreign exchange business risk we face is also the most difficult to quantify. In our Industrial Products Group operations, we make export sales to the U.S. When we make these sales, we have some form of foreign exchange risk mitigation because material purchases are also largely denominated in U.S. dollars; however, a stronger Canadian dollar has the impact of reducing margins reported on export sales. It also presents additional risk to our domestic Industrial Products operations as it increases the competitiveness of foreign sourced material.

The composition of the non-controlling interests in earnings of subsidiaries changed in the third quarter of 2005 to include the 25% interest in Novosteel held by Novosteel's Managing Director, Michael Setterdahl. The non-controlling interests are now comprised of the 25% interest in Novosteel and the 50% interest of Nucor Corporation in Harris Steel Inc., the parent company of our various U.S. rebar operations.

In 2005, the non-controlling share of earnings was $8.1 million, a dramatic change from the non-controlling interest share in 2004 of $1.7 million. This increase reflects a significant improvement in the U.S. Reinforcing Products operations, as discussed earlier in the Description of Operations by Segment section.

Continued on next page

Summary of Quarterly Results

(Dollars in thousands except per share amounts)

2005	TOTAL	Q4	Q3	Q2	Q1
Sales	1,013,197	283,906	284,503	252,131	192,657
Earnings	64,090	19,750	14,680	17,567	12,093
Earnings per share	2.38	0.73	0.55	0.65	0.45

2004	TOTAL	Q4	Q3	Q2	Q1
Sales	731,537	203,725	216,820	178,054	132,938
Earnings	71,478	21,065	21,144	16,983	12,286
Earnings per share	2.67	0.78	0.79	0.63	0.46

It is important to note that the first quarter 2004 earnings include a gain of $7.8 million, or $0.29 cents per share, from the sale of a 50% interest in our U.S. reinforcing steel products operations to Nucor Corporation. Excluding this gain, first quarter 2004 earnings would have been $0.17.

Fourth quarter earnings in both 2004 and 2005 include a gain of $1.4 million (U.S.$1.2 million), or approximately $0.05 per share for the earn-out proceeds that are payable by Nucor to Harris Steel each year until 2008 provided that the operations meet certain EBITDA targets.

Historically, the second half of the year has usually been the half in which superior earnings are reported, and 2005 followed this pattern. The rebar operations are both seasonal and cyclical, as they rely on construction activity. Construction activity in North America tends to be highest in the summer and fall, declining in the winter. In the Reinforcing Products segment, 55.2% of our sales and 57.0% of our earnings before tax were generated in the second half of the year, consistent with this trend.

Because the Reinforcing Products segment tends to be the largest contributor to overall sales and because this contribution was even more pronounced in 2005 than historically, the quarter-to-quarter results pattern of consolidated sales tracked that of the Reinforcing Products Group. Although seasonality is not as pronounced in our Industrial Products operations as it is in our Reinforcing Products operations, there is a seasonal trend which runs counter to that of Reinforcing Products, and tends to favour the first half of the year, and particularly the first quarter. Activity in the summer months is reduced due to seasonal shut-downs that impact the Industrial Products customer base. The Industrial Products operations are also cyclical, serving customers in automotive, hydraulics, fluid power and appliances markets. The bar grating sold by the Industrial Products Group serves primarily industrial applications (e.g., for mezzanines, steps and platforms), and consequently, is dependent on industrial demand. The Steel Trading and Distribution operations also exhibit some seasonality, with Novosteel typically experiencing softer months in the summer, when suppliers and customers, particularly those in Europe, are observing summer shut-downs. These operations are also cyclical, as Harris Supply serves the single family construction market, and Novosteel serves metal fabricators and distributors including service centres.

Quarterly results have not been subject to review by our external auditors.

Liquidity and Capital Resources

Our major investing activities in 2005 were for the acquisition of the businesses of Novosteel and the four rebar placement businesses, for which we paid total consideration of $27.5 million. We also added to our capital asset base. Our net additions to property, plant and equipment increased by $10.3 million, or 105.7% from $9.7 million recorded in 2004. Our major capital expenditures in 2005 were for building renovations at Fisher & Ludlow, expanded capacity at Laurel Steel and capacity upgrades and additions (mainly the addition of cranes and fabrication machinery) at some of our U.S. and Canadian reinforcing operations, including Salt Lake and Phoenix. The purchase of assets of Harvard Steel in early 2005 added approximately $3.7 million to land and buildings. Going forward, we expect capital expenditures excluding assets added by acquisitions in 2006 to exceed depreciation costs, as we continue to see expansion opportunities, particularly in rebar.

Working capital at the end of 2005 was $276.8 million, an increase of $34.6 million or 14.3% over the $242.2 million recorded in 2004. Inventories increased by 21.6%, with most of the increase being the inventories of the Steel Trading and Distribution operations. Accounts receivable increased by $83.5 million, or 54.5% over the level at the end of 2004. When rebar sales represent the highest proportion of overall sales, receivables will increase substantially because of the longer collection cycles in rebar than for industrial products. This was true in 2005, as receivables increased each successive quarter with increased sales, and we expect to continue to see this relationship between rebar sales and receivables values.

The large increase in prepaid expenses and deposits in 2005 is primarily attributable to prepaid expenses for Novosteel, resulting from inventory in transit to destinations at the period end. When a vessel is commissioned, Novosteel pays in advance the associated cargo costs (freight, insurance, unloading services).

Dividend payments in 2005 were $10.0 million, an increase of $4.8 million or 89.9% over payments in 2004 of $5.2 million.

At the end of 2005, we had $14.3 million on our balance sheet as Intangible Assets. This asset is recorded net of amortization, and represents the value of the non-compete/non-solicitation agreements that were signed by the principals of Novosteel and the four rebar installation businesses which we acquired during the year. These assets are being amortized over the five-year terms of the agreements. The amortization expense is approximately $800,000 per quarter.

Bank indebtedness at the end of 2005 was $60.2 million and cash was $4.0 million. At the end of the third quarter, 2005, bank indebtedness was $40.7 million, being mainly the bank indebtedness of the U.S. reinforcing products operations. The bank indebtedness of the U.S. rebar operations declined slightly in the fourth quarter, but we had a large increase in the bank indebtedness of Novosteel. The business of Novosteel is funded by trade finance credit arrangements provided by a number of Swiss banking institutions. When Novosteel places an order for steel with a mill supplier, the order is secured by a letter of credit arrangement. After the order has been loaded, the mill is then able to draw down the letter of credit undertaking as payment. At this point, the letter of credit undertaking becomes bank debt. The bank debt is paid off when Novosteel's customer has taken delivery of the steel after the vessel has arrived at its destination. Many of Novosteel's transactions are conducted on an insured receivable basis. In transactions where the receivable has not been insured, the customer may be required to provide a back-to-back letter of credit undertaking to Novosteel. However, some of Novosteel's transactions are made on open terms, where there is credit risk, and the insurance of receivables is less than the full value. At the end of the 2005, the value of the letter of credit arrangements issued by banks on Novosteel's behalf was U.S.$42.2 million. The value of letter of credit undertakings at the end of 2005, combined with the increased bank indebtedness for Novosteel at the end of 2005, are indicators of Novosteel customer orders in progress. We caution, however, that cargo on vessels can take up to eight weeks to reach their destination, depending on the shipping route.

Commencing in the second quarter of 2005, we introduced a line item for Notes Payable liability. The Company and Nucor, as shareholders of the U.S. reinforcing products operations, have each advanced U.S.$10 million to that business on a basis subordinate to the bank's interest. Notes Payable on the consolidated balance sheet is the obligation due to Nucor by Harris Steel Inc. that does not eliminate on consolidation.

Given the availability of additional working capital borrowing margin associated with our increased asset base as well as strong cash flows from earnings, we believe we have sufficient capital and liquid resources to fund operations, dividends, capital expenditures and any new growth areas that may arise. We plan to continue to fund capital expenditures and dividends from current operating cash flows.

Contractual Obligations

Our obligations for operating leases are set out below. Other than these obligations, we have no obligation for long-term debt, capital leases or other long-term liabilities.

Contractual obligations under operating leases are as follows:

(Dollars in thousands)

Total	< One year	2007-8	2009-10	After 2010
9,462	2,436	3,926	2,209	891

We have provided indemnities to surety underwriters who have issued performance and payment bonds to certain customers. At December 31, 2005, our surety underwriters had issued bonds guaranteed by the Company with a total outstanding value of approximately $182.2 million. In practical terms, because bonds are issued at the inception of contracts in our Reinforcing Products operations, the unfulfilled obligations of the Company are typically substantially less than the outstanding face value of the bonds issued.

We also have commitments to purchase funds, typically U.S. dollars or Euros, pursuant to forward currency contracts. At December 31, 2005, we had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S$43.8 million at various dates up to March 2006 in exchange for Cdn$51.2 million. Each contract was undertaken in anticipation of transactions due to settle in the other currency. At December 31, 2005, we had also entered into a currency forward contract to purchase EUR219,000 for Cdn$301,000 in January 2006.

Related Party Transactions

The secondary offering of common shares of Harris Steel which was first announced January 10, 2005, and which closed February 1, 2005, generated gross proceeds of $81.2 million. The selling shareholder was Milton Harris Investments (1998) Limited ("MHIL 98"), a company then controlled by Milton E. Harris, then Chairman and Chief Executive Officer of the Company. The shares were sold on a bought deal basis, and consisted of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. MHIL 98 received all of the proceeds of the offering, and paid all expenses associated with the offering.

Subsequent to Mr. Harris's death in March 2005, certain corporate office employees provide incidental administrative services to members of the family of Mr. Harris. The Company has charged a fee based on a time apportionment of the salaries of these employees, as well as an allocation of office costs on a similar basis. The fee charged to the Harris family by the Company in 2005 was $64,600.

Pension and Health Benefit Plans

We sponsor two defined benefit pension plans, which are detailed in Note 16 to the consolidated financial statements. These plans cover the hourly-rated employees of our Ontario locations for Industrial Products. The most recent pension plan actuarial funding valuation reports are dated January 1, 2005 for both plans. The actuarial funding valuation reports are produced by Aon Consulting Inc. Based on these reports, special payments for past service contributions (funding in excess of normal service cost contributions) required and made in 2005 were $95,000 in aggregate. On a going concern funding valuation basis, the Laurel Steel plan was fully funded at January 1, 2005, while the Fisher & Ludlow plan was funded in excess of 90%, with the deficit estimated to be $365,000.

At Laurel Steel, post-retirement health care benefits to a fixed annual sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74. No investment funding is made for Laurel post-retirement health care benefits. The cost determined by an actuary is accrued as a liability on an annual basis and offset by any benefit payments made.

Critical Accounting Estimates

Revenue recognition is an area of critical accounting estimates which has a material impact on our financial statements. Amendments to rebar selling contracts such as extras, changes in specifications, contract back-charges or delay claims can all serve to provide significant variation and uncertainty to the value that we can derive from steel shipped to a customer. These changes can be either positive or negative.

The methodology we use acknowledges the significant uncertainty surrounding these items, and historically we have been conservative in our methodology (i.e., we tend to realize contract gains on accounting for the completion of contracts.)

We do not anticipate any change in the methodology we use to determine these critial accounting estimates.

Financial Instruments and Other Instruments

The carrying values of all our financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values.

Our principal risk from these financial instruments is the collection risk associated with accounts receivable and the impact of foreign exchange translation upon instruments denominated in U.S. funds, as we explained in the

"Description of Operations: Consolidated" discussion of foreign exchange.

We mitigate our collection risks by enforcing strict credit policies, and where applicable, security registered through bond and legislative rights associated with construction contracts. In the case of Novosteel, we mitigate our credit risk by conducting the majority of transactions on an insured receivables basis or by securing back-to-back letter of credit undertakings from customers.

Under "Contractual Obligations", we have noted our commitments to purchase U.S. dollars and Euros under currency forward contracts. The mark-to-market value of the contracts at December 31, 2005 was a loss of $299,000.

In addition to foreign exchange settlement loss or gain, financial results can be impacted by the translation of the net working capital in the accounts of our U.S. subsidiaries. These translation gains or losses are non-cash, non-taxable items. At December 31, 2005, the net working capital of our U.S. subsidiaries was U.S.$41.3 million. We do not hedge this exposure using financial derivative instruments.

We consider Novosteel to be a self-sustaining operation, as neither Harris Steel nor any of its affiliates provide financing, guarantees or direct management to the business. In accordance with this policy, the foreign exchange gain or loss resulting from the translation of Novosteel's results upon consolidation is shown as a Currency Translation Adjustment within Shareholders' Equity on the balance sheet. At the end of 2005, this was a loss of $508,000.

Outstanding Share Data

At March 8, 2006, the shares outstanding of Harris Steel were 26,924,320 common shares. As mentioned in the introductory notes, there are no outstanding warrants, options or other derivative instrument that could have the effect of diluting the shares.

Controls and Procedures

During the year ended December 31, 2005, pursuant to requirements prescribed by Form 52-109F1, we carried out an evaluation of the effectiveness of our disclosure controls and procedures. As part of our evaluation, we engaged third party resources, including assistance from an independent consulting firm as well as PricewaterhouseCoopers LLP, our auditors. Our Board of Directors has approved a disclosure policy for the Company, and we established a disclosure committee with the participation of our Chief Executive Officer, our President and our Chief Financial Officer. Based on our evaluation and our documented policies, procedures and actions undertaken, our Chief Executive Officer and our Chief Financial Officer have concluded that the design and operation of the disclosure controls and procedures provide reasonable assurance that we have adequate internal control over disclosure controls and procedures. We are happy to provide a copy of our disclosure controls policy to any interested party upon request to Harris Steel Group Inc., Investor Relations, at 416-590-9549.

Outlook

Although the influences and events in 2005 were numerous and diverse, one factor was very instrumental in shaping our results in the year, namely the persistence of a sellers' market for steel, which we believe to be the preferred operating environment for our Company.

Our Industrial Products operations absorbed adverse conditions in 2005, and we continue to face potential challenges, especially in light of the strengthening Canadian dollar. Our Steel Trading and Distribution operations will continue to be volatile on a quarter over quarter basis, but we are encouraged by recent results. Finally, backlogs in the Reinforcing Products operations remain at high levels in an environment of solid construction demand.

Subsequent Event

Subsequent to year end, on March 15, 2006, we announced the signing of a definitive agreement to acquire the business and assets of Tru-Weld Grating Inc. and its Canadian subsidiary, Tru-Weld Grating Ltd. (together, "Tru-Weld"). The purchase price is estimated to be U.S.$21 million, including the assumption and revaluation of certain liabilities. The final purchase price will be subject to adjustments for working capital items. The transaction is subject to customary closing conditions and is expected to close within 30 days of signing.

When the transaction closes, we intend to integrate the operations of Tru-Weld with those of the bar grating and expanded metals operations carried out in our Industrial Products Group by Fisher & Ludlow. Tru-Weld operates three manufacturing/fabrication facilities, which will complement Fisher's manufacturing facility and seven fabrication/distribution centres.

Dated at Toronto, Canada
March 8, 2006
except for Subsequent Event, dated March 15, 2006

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for preparing the accompanying consolidated financial statements and for assessing their objectivity and integrity. Management believes that the consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and fairly report the company's financial position and results of operations. The consolidated financial statements include amounts that are based upon estimates and judgements which management believes are reasonable under the circumstances. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards, providing independent verification of management's presentation of the company's financial position. Management has established the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. Harris Steel Group Inc. has an Audit Committee of which all of the members are neither officers nor employees of the company. The Committee meets during the year and has full and unrestricted access to the company's auditors to ensure the integrity of management's financial reporting and the adequacy of the system of internal controls.



John Harris
Chairman and C.E.O.



Douglas Deighton, C.A.
Vice-President and C.F.O.

Toronto, Canada, March 8, 2006
and March 15, 2006 for Subsequent Event

AUDITORS' REPORT TO THE SHAREHOLDERS OF HARRIS STEEL GROUP INC.

We have audited the consolidated balance sheets of **Harris Steel Group Inc.** as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Toronto, Canada, February 17, 2006
except for Note 18, which is as at March 15, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and 2004

(in thousands)

Assets		2005		2004
Current Assets				
Cash	$	**3,979**	$	38,530
Accounts receivable		**236,819**		153,312
Inventories (note 3)		**208,963**		171,817
Income and other taxes recoverable		**6,236**		-
Prepaid expenses and deposits		**6,036**		2,694
		462,033		366,353
Note receivable (note 4)		**2,156**		2,156
Pension and health benefit plans (note 16)		**614**		698
Property, plant and equipment (note 5)		**70,487**		54,664
Intangible assets - net (note 2)		**14,268**		-
	$	**549,558**	$	423,871

Liabilities				
Current Liabilities				
Bank indebtedness (note 6)	$	**60,233**	$	26,312
Notes payable (note 7)		**11,630**		-
Accounts payable and accrued liabilities		**99,418**		66,607
Income and other taxes payable		**-**		22,881
Future income taxes (note 8)		**13,950**		8,353
		185,231		124,153
Future income taxes (note 8)		**5,209**		4,706
		190,440		128,859
Non-controlling interests (note 9)		**31,931**		21,445
Shareholders' Equity				
Capital stock (note 10)		**16,196**		16,196
Currency translation adjustment		**(508)**		-
Retained earnings		**311,499**		257,371
		327,187		273,567
	$	**549,558**	$	423,871

Approved by the Board of Directors



John Harris



Barrie D. Rose

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 2005 and 2004

(in thousands of dollars, except per share amounts)

	2005	2004
Sales	$ 1,013,197	$ 731,537
Cost of sales	840,779	577,725
	172,418	153,812
Expenses		
Selling and administrative	49,320	44,397
Foreign exchange losses	2,087	3,616
Interest	2,127	10
Depreciation	5,941	4,865
Amortization of intangible assets	1,896	-
	61,371	52,888
Earnings before the undernoted	111,047	100,924
Gain on sale of shares in subsidiary (note 11)	1,396	9,200
Earnings before income taxes	112,443	110,124
Provision for income taxes (note 8)		
Current	34,208	33,315
Future	6,086	3,676
	40,294	36,991
Earnings before non-controlling interests in earnings of subsidiaries	72,149	73,133
Non-controlling interests in earnings of subsidiaries (note 9)	(8,059)	(1,655)
Earnings for the year	$ 64,090	$ 71,478
Earnings per share	$ 2.38	$ 2.67

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended December 31, 2005 and 2004

(in thousands)

	2005	2004
Balance - Beginning of Year	$ 257,371	$ 191,139
Earnings for the year	64,090	71,478
	321,461	262,617
Dividends (note 10)	(9,962)	(5,246)
Balance - End of Year	$ 311,499	$ 257,371

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

(in thousands)

	2005	2004
Cash Provided By (Used In):		
Operating Activities		
Earnings for the year	$ 64,090	$ 71,478
Non-controlling interests in earnings of subsidiaries	8,059	1,655
Gain on sale of shares in subsidiary	(1,396)	(9,200)
Depreciation and amortization	7,837	4,865
Increase in future income taxes - long-term	496	736
Foreign exchange gain on bank indebtedness and cash held in foreign currency	(1,235)	(1,788)
Increase in accounts receivable	(56,711)	(37,796)
Increase in inventories	(35,598)	(72,540)
(Increase) decrease in income and other taxes	(29,510)	29,064
(Increase) decrease in prepaid expenses and deposits	(2,311)	88
Decrease (increase) in pension and health benefit plans	84	(698)
Increase in accounts payable and accrued liabilities	23,308	15,293
Increase in future income taxes - current	5,597	2,940
	(17,290)	4,097
Investing Activities		
Acquisition of businesses, net of cash acquired (note 2)	(22,957)	-
Net additions to property, plant and equipment	(19,960)	(9,704)
Net proceeds from sale of shares in subsidiary	1,396	28,990
Investment by non-controlling interest	375	-
	(41,146)	19,286
Financing Activities		
Increase in notes payable	11,630	-
Dividends	(9,962)	(5,246)
Increase in bank indebtedness	21,229	18,605
	22,897	13,359
Net foreign exchange gain on bank indebtedness and cash held in foreign currency	988	1,788
Cash - Beginning of Year	38,530	-
Cash - End of Year	$ 3,979	$ 38,530
Supplemental cash flow disclosures:		
Interest paid (received)	$ 1,818	$ (15)
Income taxes paid	$ 63,835	$ 5,293

1. Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interests represent the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The company recognizes sales revenue when products are shipped and collection is reasonably assured.

Foreign exchange

The company applies the temporal method of accounting for the translation into Canadian dollars of foreign currency amounts and the accounts of its U.S. subsidiaries, all of which are integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and related depreciation and amortization are translated at historical exchange rates. Revenues and expenses, other than depreciation and amortization, are translated at the average exchange rate for the year. Foreign exchange gains and losses on transactions during the year and on the year-end translation of the accounts are reflected in earnings.

The financial statements of self-sustaining foreign operations are translated using the current rate method. Revenues and expenses are translated at the average exchange rate for the period, while assets and liabilities are translated at the exchange rate in effect at the balance sheet date. The resulting unrealized foreign exchange gains and losses are recorded as a separate component of shareholders' equity.

Inventories

The company values its inventories at the lower of cost and net realizable value. For the reinforcing products and steel trading and distribution segment, cost is determined on a first-in, first-out basis. For the industrial products segment, cost is determined on an average cost basis.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of net recoverable amounts and historical cost less accumulated depreciation. The company depreciates its land improvements, buildings, data processing equipment, leasehold improvements and machinery and equipment on a straight-line basis and its mobile equipment on a declining balance basis at the following rates:

Land improvements	7½%
Buildings	2½%
Machinery and equipment	7½%
Data processing equipment	33⅓%
Mobile equipment	30%
Leasehold improvements	term of lease

Gain or loss on disposal of individual assets is reflected in earnings in the year of disposal.

The company reviews the carrying value of its property, plant and equipment on a periodic basis, by assessing the non-discounted future net cash flows. An impairment loss is recognized when the carrying value is not recoverable and exceeds its fair value. An impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value.

Intangible assets

Intangible assets related to non-compete/non-solicitation agreements are amortized over the periods relating to the terms of the agreements, which are currently five years.

Employee future benefits

The costs of pension and other retirement benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return, plan assets are valued at market value. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market value of plan assets is amortized over the average remaining service period of active employees.

Income taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the

1. Summary of Significant Accounting Policies (cont'd)

consolidated balance sheets are used to determine future income tax liabilities or assets. Substantively enacted tax rates and legislation expected to be in place when the temporary differences are expected to reverse are used to calculate future income tax liabilities and assets. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Earnings per share

Earnings per share are calculated on 26,924,320 (2004 - 26,816,943) common shares being the weighted average number of shares outstanding during the year. There are no dilutive securities, such as stock options, within the capital structure of the company.

2. Acquisitions

In May and June 2005, the company acquired four rebar installation operations in western Canada for a total cost of $16.8 million, which was paid in cash.

On July 6, 2005, the company acquired a 75% interest in three entities comprising the steel trading and distribution business of Novosteel S.A. ("Novosteel"), a company based in Neuchatel, Switzerland for a total cost of $10.6 million, which was paid in cash. The results of Novosteel have been fully consolidated from the date of acquisition and are reported in the Steel Trading and Distribution segment of the business.

The business combinations have been accounted for using the purchase method of accounting and are summarized below:

	Reinforcing Products $	Steel Trading and Distribution $	Total $
		(in thousands)	
Purchase consideration			
Cash	16,817	10,646	27,463
Fair value of net assets acquired:			
Cash	335	4,171	4,506
Other current assets, excluding cash	5,242	26,183	31,425
Property, plant and equipment	1,793	13	1,806
Bank indebtedness	-	(13,500)	(13,500)
Non-controlling interest	-	(2,052)	(2,052)
Other liabilities	(1,002)	(9,884)	(10,886)
Intangible assets	10,449	5,715	16,164
	16,817	10,646	27,463

3. Inventories

	2005 $	2004 $
	(in thousands)	
Raw materials and work-in-process	**185,455**	150,246
Finished goods	**23,508**	21,571
	208,963	171,817

4. Note Receivable

A promissory note in the principal amount of $2,156,250 (2004 - $2,156,250) is receivable from a senior executive officer of the company. The note is repayable in five equal annual instalments commencing in May 2009 and ending in May 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013. Accrued interest as at December 31, 2005 has been included in accounts receivable.

This loan is collateralized by 300,000 common shares of the company, which are held in escrow pursuant to the terms of an escrow agreement. The promissory note may be prepaid by the borrower in whole, without notice or penalty, at any time.

5. Property, Plant and Equipment

2005	Cost $	Accumulated depreciation $	Net $
		(in thousands)	
Land	5,304	-	5,304
Land improvements	2,967	1,774	1,193
Buildings	25,667	6,725	18,942
Machinery and equipment	83,029	43,383	39,646
Data processing equipment	4,570	3,555	1,015
Mobile equipment	7,929	5,492	2,437
Leasehold improvements	3,851	1,901	1,950
	133,317	62,830	70,487

2004	Cost $	Accumulated depreciation $	Net $
		(in thousands)	
Land	3,512	-	3,512
Land improvements	2,782	1,629	1,153
Buildings	19,138	6,007	13,131
Machinery and equipment	72,172	39,702	32,470
Data processing equipment	3,706	3,137	569
Mobile equipment	6,641	4,996	1,645
Leasehold improvements	2,385	1,573	812
Assets-under-construction	1,372	-	1,372
	111,708	57,044	54,664

6. Bank Indebtedness and Financial Instruments

Bank borrowings are repayable on demand and bear interest at rates related to bank prime lending rates or London Inter-Bank Offered Rates (LIBOR). Inventories and accounts receivable are pledged as collateral for the company's bank indebtedness.

As at December 31, 2005, bank indebtedness represents the net borrowings of the company's U.S. reinforcing products operations and the steel trading and distribution business of Novosteel. The borrowings for U.S. reinforcing products operations (conducted through Harris Steel Inc. and its subsidiaries) are provided by the lender without recourse to a guarantee from Harris Steel Group Inc. and Nucor Corporation ("Nucor"), the shareholders of these operations. Similarly borrowings in respect of Novosteel are provided by lenders without recourse to a guarantee from Harris Steel Group Inc.

The carrying values of all of the company's financial instruments (cash on deposit, short-term bank loans, accounts receivable and accounts payable) approximate their fair values due to their short-term nature.

7. Notes Payable

The terms of the Harris Steel Inc. bank loan agreement allow for the shareholders to advance funds to Harris Steel Inc., which are subordinated to the lender's debt. In June and September 2005, the shareholders each advanced U.S.$5 million to Harris Steel Inc. The amounts due to Nucor from Harris Steel Inc. of U.S.$10 million are presented as Notes payable as at December 31, 2005. Repayment is due July 1, 2006 and the notes bear interest at rates varying with LIBOR.

8. Income Taxes

The components of future income tax liabilities are as follows:

	2005 $	2004 $
	(in thousands)	
Current		
Holdbacks and amounts not due on contracts	15,086	9,914
Other temporary differences	(1,136)	(1,561)
	13,950	8,353

	2005 $	2004 $
	(in thousands)	
Long-term		
Property, plant and equipment	5,553	4,874
Other temporary differences	(344)	(168)
	5,209	4,706

The provision for income taxes reflects an effective tax rate which differs from the statutory tax rate. A reconciliation of the two rates is as follows:

	2005 %	2004 %
Canadian federal income tax rate	38.0	38.0
Tax effect of international and U.S. federal income tax rates	(0.6)	(0.3)
Provincial and state taxes net of federal deductions	3.0	3.6
Statutory tax rate	40.4	41.3
Add (deduct) the tax effect of:		
Tax-exempt gain on sale of shares in subsidiary	(0.4)	(3.1)
General rate reduction and manufacturing and processing profits deduction	(6.0)	(7.3)
Non-taxable foreign exchange losses	0.5	0.8
Federal surtax	0.8	1.0
Capital taxes	0.3	0.3
Future income tax enacted rate changes	(0.2)	-
Other	0.4	0.6
Effective tax rate	35.8	33.6

9. Non-controlling Interests

Non-controlling interests in subsidiaries consist of:

- The 50% interest of Nucor Corporation in Harris Steel Inc., the holding company for the United States reinforcing products operations, and
- The 25% interest of the Managing Director of Novosteel in Novosteel S.A. and its affiliates included within the Steel Trading and Distribution operations.

10. Capital Stock and Dividends

At the annual and special meeting of shareholders of the company held on June 22, 2004, the shareholders approved a proposal to amend the articles of the company to create a new single class of outstanding common shares (with one vote per share) by reclassifying and changing each outstanding Class A non-voting share and Class B voting share into a new common share and cancelling the remaining authorized, but unissued, Class A non-voting shares and Class B voting shares. In addition, the shareholders approved a proposal to subdivide the common shares on a four-for-one basis. The subdivided common shares commenced trading on the Toronto Stock Exchange on July 13, 2004.

All number of shares amounts and per share amounts in these consolidated financial statements, including comparative numbers, are presented on the basis of an equivalent number of the subdivided common shares.

	2005	2004
	$	$
	(in thousands, except number of shares)	
Capital Stock		
Authorized		
An unlimited number of common shares		
Issued and outstanding		
26,924,320 (2004 - 26,924,320) common shares	**16,196**	16,196

Effective May 11, 2004, 75,000 Class A non-voting shares (300,000 subdivided common shares) were issued by the company to a senior executive of the company for a value of $2,156. These shares are held in escrow for the benefit of the senior executive and will be released from escrow proportionate to the repayment of a promissory note provided as consideration for the share issuance.

During 2005, the company paid dividends of 37¢ (2004 - 19.5¢) per issued common share.

11. Gain on Sale of Shares in Subsidiary

On February 10, 2004, the company sold a 50% share interest in Harris Steel Inc. (its United States reinforcing products holding company) to Nucor for cash consideration of U.S.$21 million. Additional proceeds of up to U.S.$6 million may be payable to the company over a five-year period, dependent on the results of operations during that period. To the extent that additional proceeds are realized, they will be included in earnings, net of applicable taxes, in the period when earned.

In each of the years ended December 31, 2005 and 2004, the company has recognized and included in accounts receivable additional proceeds of approximately $1.4 million (U.S.$1.2 million).

No taxes are payable on the gains recorded in 2005 and 2004.

The company will maintain management control of, and continue to operate and consolidate, its U.S. reinforcing products operations.

12. Segmented Information (in thousands)

The company has three reportable operating segments, reinforcing products, industrial products and steel trading and distribution.

The reinforcing products segment fabricates and installs rebar and accessory products. Sales are made primarily through fixed price contracts supplied over various periods of time ranging from several weeks to several years.

The industrial products segment manufactures and distributes cold finished bar, wire and mesh, steel and aluminum grating products and expanded metal. Sales are made to service centres, OEM suppliers and direct end-users.

In April 2005, the company commenced the operations of Harris Supply Solutions Inc. to engage in the business of distributing reinforcing steel and allied products primarily to the single-family residential and light construction markets across the United States. The results of these operations are shown in the Steel Trading and Distribution segment. The results of Novosteel, acquired on July 6, 2005, have been fully consolidated since this date and are reported in the Steel Trading and Distribution segment of the business.

The accounting policies of the segments are as described in the summary of significant accounting policies.

Intersegment sales are accounted for on an arm's length basis at market prices. Intersegment eliminations of earnings before income taxes eliminate the intercompany profits on inventories purchased and not yet sold to a third party.

The company evaluates segment performance based on earnings before income taxes.

Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions such as financing activities and taxation management).

12. Segmented Information (continued)

For the year ended December 31, 2005

2005 (in thousands)

	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Total sales	661,735	271,115	106,648	-	(26,301)	1,013,197
Depreciation	2,507	3,419	11	4	-	5,941
Amortization	1,325	-	571	-	-	1,896
Earnings before income taxes	85,324	26,209	1,025	654*	(769)	112,443
Inventories	108,254	66,920	34,855	-	(1,066)	208,963
Property, plant and equipment	28,656	41,628	203	-	-	70,487
Total assets	329,031	146,577	70,325	4,691	(1,066)	549,558

* Includes gain on sale of shares in subsidiary of $1,396 (note 11).

For the year ended December 31, 2004

2004 (in thousands)

	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Total sales	478,450	255,962	-	-	(2,875)	731,537
Depreciation	1,704	3,142	-	19	-	4,865
Earnings before income taxes	49,099	53,360	-	7,665*	-	110,124
Inventories	99,859	71,958	-	-	-	171,817
Property, plant and equipment	18,199	36,378	-	87	-	54,664
Total assets	225,964	156,077	-	41,830	-	423,871

* Includes gain on sale of shares in subsidiary of $9,200 (note 11).

Geographic information is as follows: (in thousands)

Sales	Canada $	United States $	International $	Intersegment eliminations $	Total $
2005	641,641	338,267	76,850	(43,561)	1,013,197
2004	516,543	225,295	-	(10,301)	731,537

In 2005, the company's Canadian business had direct sales to customers in the United States of approximately $155,160 (2004 - $149,254). Aggregate direct sales to United States customers amounted to approximately $493,427 (2004 - $374,549).

Geographic information (continued):

(in thousands)

Property, plant and equipment	Canada $	United States $	International $	Total $
2005	54,094	16,302	91	70,487
2004	44,772	9,892	-	54,664

13. Commitments (in thousands)

The company is required to make aggregate future minimum lease payments of $9,462 under operating leases that have non-cancellable lease terms in excess of one year as at December 31, 2005. Annual lease payments during the next five fiscal years and aggregate payments thereafter are as follows:

	$
2006	2,436
2007	2,163
2008	1,763
2009	1,541
2010	668
Thereafter	891

At December 31, 2005, the company had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S.$43,772 at various dates up to March 2006 in exchange for Cdn$51,205. Each contract was entered into in order to hedge either a purchase order obligation for steel payable in U.S. funds or the anticipated receipt of Canadian funds related to receivables. As at December 31, 2005, the company had entered into a currency forward to receive EUR219 for Cdn$301 in January 2006.

The mark-to-market value of the contracts as at December 31, 2005 was a loss of $299.

14. Contingent Liabilities

Novosteel conducts its business by matching purchases of product with sales to customers. The business is financed by trade credit arrangements with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities are non-recourse to the shareholders of Novosteel.

As at December 31, 2005, there were letters of credit outstanding of U.S.$42.2 million under the Swiss trade credit arrangements for commitments to purchase inventory which had not yet been received.

In the normal course of business the company and its subsidiaries are named as defendants in various legal actions. Although the outcome is uncertain and the amount of losses, if any, cannot be determined at this time, the company is of the opinion that actions outstanding will not result in a material adverse effect on the company.

15. Guarantees

The company has provided indemnities to its surety underwriters who have issued performance and payment bonds to certain customers of the company.

Bonds are issued in the ordinary course of business by a surety on behalf of the company for the duration of contracts for products and services. Claims against a bond can be made in the event the company should fail to perform or make payments in accordance with contractual terms. In the event the underwriting surety is required to pay a claim against a bond, then the company has guaranteed repayment back to the surety. No collateral has been provided for the guarantees.

As at December 31, 2005, the company's surety underwriters had issued bonds guaranteed by the company with a total outstanding value of approximately $182.2 million. Bonds are issued at the inception of contractual obligations and the value of any potential claim against a bond would be limited to the extent of unfulfilled obligations, if any, at the time of the claim. Accordingly, in practical terms, the unfulfilled obligations of the company are typically substantially less than the outstanding face value of bonds issued.

16. Pension and Health Benefit Plans (in thousands)

The company sponsors two defined benefit pension plans. These plans cover the hourly-rated employees of the Ontario locations for industrial products: Laurel Steel and Fisher & Ludlow. Both plans provide benefits based on years of service of each employee and a flat rate of benefit in effect in the year of retirement or termination.

At Laurel Steel, certain limited post-retirement health-care benefits up to a fixed sum are provided to eligible retirees who retire with an aggregate of years of service and age exceeding 74.

The company measures its benefit obligations for accounting purposes as at December 31, 2005. As at this measurement date, the fair value of pension plan assets is in excess of accrued benefit obligations.

	Health benefits $	Pension plans $	Total $
Reconciliation of accrued benefit obligation			
Balance - Beginning of year	670	9,423	10,093
Current service cost	37	416	453
Interest cost	44	598	642
Benefits paid	(15)	(136)	(151)
Effect of benefit increase	-	169	169
Actuarial losses	128	2,315	2,443
Balance - End of year	864	12,785	13,649
Reconciliation of the fair value of plan assets			
Balance - Beginning of year	-	10,438	10,438
Employer contributions	15	606	621
Benefits paid	(15)	(136)	(151)
Actual return on plan assets	-	1,361	1,361
Balance - End of year	-	12,269	12,269
Fair value of plan assets			
Pooled investment funds investing primarily in:			
Fixed income securities	-	4,267	4,267
Canadian equities	-	4,512	4,512
U.S. and International equities	-	2,494	2,494
Real estate	-	996	996
Balance - End of year	-	12,269	12,269
Reconciliation of the funded status to the amount recognized in the company's balance sheet			
Fair value of plan assets	-	12,269	12,269
Accrued benefit obligation	864	12,785	13,649
Funded status - surplus (deficit)	(864)	(516)	(1,380)
Unamortized net actuarial (gains) losses	(127)	263	136
Unamortized past service cost	-	291	291
Unamortized obligation	417	1,150	1,567
Amount recognized as a (liability) asset	(574)	1,188	614

16. Pension and Health Benefit Plans (continued)

(in thousands)

	Health benefits $	Pension plans $	Total $
Accrued benefit asset (liability)			
Balance - Beginning of year	(480)	1,178	698
Employer contributions	15	606	621
Benefit cost recognized	(109)	(596)	(705)
Balance - End of year	(574)	1,188	614
Benefit cost (income) recognized			
Current service cost	37	416	453
Interest cost	44	598	642
Actual return on plan assets	-	(1,361)	(1,361)
Actuarial losses on benefit obligations	128	2,315	2,443
Plan amendments	-	169	169
Benefit cost before adjustments to recognize the long-term nature of plans	209	2,137	2,346
Adjustments to recognize the long-term nature of plans			
Difference between expected return and actual return on plan assets for the year	-	694	694
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	(139)	(2,332)	(2,471)
Difference between amortization of past service costs for year and actual plan amendments for year	-	13	13
Amortization of the transitional amount	39	84	123
Benefit cost recognized	109	596	705
Reconciliation of transitional (asset) obligation			
Balance - Beginning of year	455	1,235	1,690
Amortization for current year	(39)	(84)	(123)
Balance - End of year	416	1,151	1,567
Schedule of net actuarial gain (loss)			
Balance - Beginning of year	266	1,375	1,641
Difference between expected return and actual return on plan assets for the year	-	694	694
Difference between actuarial (gain) loss recognized for year and actual (gain) loss on benefit obligation for year	(139)	(2,332)	(2,471)
Balance - End of year	127	(263)	(136)

16. Pension and Health Benefit Plans (continued)

(in thousands)

	Health benefits $	Pension plans $	Total $
Reconciliation of past service costs			
Balance - Beginning of year	-	304	304
Amortization of past service costs	-	(184)	(184)
New past service cost during current year	-	171	171
Balance - End of year	-	291	291

Significant assumptions	Health benefits	Pension plans
Benefit obligation		
Discount rate	5.25%	5.25%
Rate of compensation increase	n/a	n/a
Costs		
Discount rate	6.25%	6.25%
Expected long-term rate of return	n/a	5.50%
Rate of compensation increase	n/a	n/a
Health benefits - specific items		
Initial health care cost trend rate	9.00%	n/a
Cost trend rate declines to	5.00%	n/a
Year that rate reaches the rate it is assumed to remain at	2010	n/a

Sensitivity analysis

A one-percentage-point change in assumed health care cost trend rates would have had an insignificant effect for 2005.

17. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

18. Subsequent Events

On January 16, 2006, the company announced that Harris Steel Inc., through a newly established subsidiary, had signed an agreement to purchase the Fresno, California-based reinforcing assets and business of Franklin Reinforcing Steel Co., Inc. This transaction closed effective January 30, 2006 for cash purchase consideration of approximately U.S.$7 million comprising the business, working capital items and property, plant and equipment. The final determination of the purchase consideration will be made later in the year dependent upon the realization of acquired accounts receivable. The transaction will be recorded using the purchase method of accounting.

On March 15, 2006, the company announced the signing of a definitive agreement to purchase the

18. Subsequent Events (continued)

business and assets of Tru-Weld Grating Inc. and its Canadian subsidiary, Tru-Weld Grating Ltd. The purchase price is estimated to be U.S.$21 million to be satisfied by a combination of cash and the assumption of certain liabilities. The final purchase price will be subject to adjustments for working capital items. The transaction will be recorded using the purchase method of accounting. The transaction is subject to customary closing conditions and is expected to close within 30 days of signing.

The company's shares are listed on The Toronto Stock Exchange under the symbol "HSG".

Common shares 2005

	High	Low	Shares traded
First quarter	23.50	18.50	4,595,581
Second quarter	22.48	18.35	1,818,617
Third quarter	26.75	18.75	1,135,667
Fourth quarter	27.57	22.50	1,266,854
Year	27.57	18.35	8,816,719
Year 2004	20.95	5.13	2,765,852

Share trading volume in the first quarter was impacted by the secondary offering of shares sold by a company then controlled by Milton E. Harris, who was Chairman and C.E.O. until his death March 26, 2005. Milton Harris Investments (1998) Limited ("MHIL 98") sold 3.95 million shares in this offering, which was announced January 10, 2005 and closed February 1, 2005. The transaction was structured as a bought deal, with an offering price of $20.55 per share.

Harris Steel Group Inc.
Corporate Office:
4120 Yonge Street, Suite 404,
Toronto, Ontario M2P 2B8
Telephone: (416) 590-9549
Fax: (416) 590-9560

Harris Rebar
318 Arvin Avenue,
Stoney Creek, Ontario L8E 2M2

Laurel Steel
5400 Harvester Road,
Burlington, Ontario L7L 5N5

Fisher & Ludlow
750 Appleby Line, P.O. Box 5025,
Burlington, Ontario L7R 3Y8

Novosteel S.A.
Av. J-J Rousseau 7,
CH-2000 Neuchâtel
Switzerland

Harris Supply Solutions Inc.
14205 S.E. 36th Street,
Suite 100,
Bellevue, WA 98006

The U.S. reinforcing products branch locations are typically established as wholly owned subsidiaries of Harris Steel Inc. These subsidiaries at March 8, 2006 were as follows:

Harris Rebar U.S. Operations

Harris Rebar Boston Inc.
45 Kings Highway,
Rochester, Massachusetts 02576

Harris Rebar Seattle Inc.
401 Alexander Ave., Building 326
Port of Tacoma, Washington 98421

Harris/Arizona Rebar Inc.
2101 West Jackson Street,
Phoenix, Arizona 85009

Harris Salinas Rebar Inc.
355 South Vasco Road,
Livermore, California 94550

Harris Rebar Atlantic Inc.
1700 Riverside Drive,
Bethlehem, Pennsylvania 18015

Harris Rebar Salt Lake Inc.
669 West 200 South,
Salt Lake City, Utah 84101

Harris Rebar Fresno Inc.
1384 N. Jackson Ave.,
Fresno, CA 93703

Corporate officers

John Harris, M.B.A.
Chairman of the Board and C.E.O.

Paul A. Kelly
President and C.O.O.
President
Laurel Steel

Douglas Deighton, C.A.
Vice-President & Chief Financial Officer

Robert Roe, C.A.
Treasurer

Flora Wood, M.A.
Secretary & Investor Relations

Operating executives

F. Wesley Colling
President
Harris Rebar

Gary Richmond, C.A.
Vice-President, General Manager
Laurel Steel

Brian Rutter, M.B.A.
President
Fisher & Ludlow

Michael Setterdahl
Managing Director
Novosteel S.A.

Mark Hennings
President
Harris Supply Solutions Inc.

Investor information

Registrar and transfer agent
CIBC Mellon Trust Company
P.O. Box 1, 320 Bay Street,
Toronto, Ontario M5H 4A6
Telephone: (416) 643-5000

Investor Relations
Toll free in Canada
1-866-585-0089
(416) 590-9547

Counsel
Goodmans LLP

Auditors
PricewaterhouseCoopers LLP

Bankers
Royal Bank of Canada
RBC Centura Bank

Board of directors

John Harris, M.B.A.
Chairman of the Board
and C.E.O.
Harris Steel Group Inc.
Director since 1989

Barrie D. Rose, F.C.A.
Audit Committee Chair
Chairman and C.E.O.,
Androcan Inc.
Director since 1973

James W. Leech
Senior Vice-President,
Private Capital
Ontario Teachers'
Pension Plan Board
Director since 1982

Bruce Timmerman, C.A.
Retired
Director since 1989

Geno F. Francolini, C.M., F.C.A., L.L.D.
Lead Director,
Compensation Committee Chair,
Nominating & Governance
Committee Chair,
President and C.E.O.
Xenon Capital Corporation
Director since 1992

David E. Harris, L.L.B.
Barrister & Solicitor
Director since 1994

The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.
President
Rundle Investments Ltd.
Director since 2002

Sheldon Aaron
President
Aaron Construction Limited
Director since 2003

Paul A. Kelly
President and C.O.O.,
Harris Steel Group Inc.
President,
Laurel Steel
Director since 2004

Dale H. Lastman, L.L.B.
Co-Chair
Goodmans LLP
Director since 2004

(in thousands except per share amounts)

	2005	2004	2003	2002	2001
Operating results					
Sales	$ **1,013,197**	$ 731,537	$ 516,742	$ 528,315	$ 558,712
Earnings before income taxes	**112,443**	110,124	11,893	39,224	45,999
Earnings for the year	**64,090**	71,478	4,507	24,677	29,885
Per Share					
Earnings for the year	$ **2.38**	$ 2.67	$ 0.17	$ 0.92	$ 1.11
Dividends	**0.37**	0.195	0.06	0.06	0.06
Shareholders' equity (book value)	**12.15**	10.16	7.71	7.57	6.71
Average shares outstanding	**26,924,320**	26,816,943	26,737,456	26,964,316	26,968,320
Shares outstanding - at year end	**26,924,320**	26,924,320	26,624,320	26,901,920	26,968,320
At year end					
Total assets	$ **549,558**	$ 423,871	$ 273,583	$ 275,957	$ 254,002
Working capital	**276,802**	242,200	159,324	159,198	135,688
Shareholders' equity	**327,187**	273,567	205,179	203,618	180,894
Number of employees	**2,284**	1,597	1,508	1,586	1,490

All number of shares and per share amounts in the above table are presented on the basis of subdivided common shares following the share reclassification and split occurring in 2004.

Continued from inside front cover.

Spectrum, Vancouver

The Spectrum is a Concord Pacific Place retail/residential complex, with four residential towers on top of a 147,000 square foot Costco store at ground level. The four towers range in height from 26 floors to 32 floors. We started work in the third quarter of 2004, and expect to complete by the end of this year.



Stefania I merchant vessel

This picture shows the Stefania I leaving port at Oshawa, Ontario. Between June 2004 and November 2005, the Stefania I made three trips carrying Novosteel cargo from Turkey to Sorel, Quebec and Oshawa, Ontario. Both long and flat products travelled on the vessel, and each shipment was on the water for roughly three weeks. Novosteel makes deliveries to customers on a worldwide basis.



Fisher & Ludlow plant expansion

This picture gives you a view into the expansion at our Fisher & Ludlow manufacturing facility in Burlington, Ontario. Fisher produces bar grating and other industrial flooring as well as expanded metal. The expansion linked two existing facilities for increased capacity and the provision of better customer service.



Harris Steel Group Inc.
4120 Yonge Street, Suite 404
Toronto, Ontario M2P 2B8



harrissteel